Exhibit 12(a)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30,		Years Ended December 31,
(millions except ratios)	2007	2006	2006	2005	2004	2003	2002

Income from continuing operations before provision for income taxes and minority interest	$677	$533	$920	$808	$733	$960	$676

Less: Earnings from unconsolidated entities under the equity method of accounting	5	—	4	7	34	49	19

Add back fixed charges:

Interest on indebtedness (1)	69	65	129	125	136	101	124

Interest on FIN 48 liabilities	(1)	—	—	—	—	—	—

Interest credited on deposit-type insurance contracts	—	—	—	—	1	—	29

Portion of rents representative of interest factor	37	38	79	71	73	67	59

Income as adjusted	$777	$636	$1,124	$997	$909	$1,079	$869

Fixed charges:

Interest on indebtedness (1)	$69	$65	$129	$125	$136	$101	$124

Interest credited on deposit-type insurance contracts	—	—	—	—	1	—	29

Portion of rents representative of interest factor	37	38	79	71	73	67	59

Total fixed charges	$106	$103	$208	$196	$210	$168	$212

Ratio of earnings to fixed charges	7.3	6.2	5.4	5.1	4.3	6.4	4.1

(1)                                  As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities.  This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($29 million for both the six  months ended June 30, 2007 and 2006 and $58 million for the years ended December 31, 2006, 2005 and 2004) on these notes payable is reported as part of  interest expense on the condensed consolidated statements of income.